Third Quarter 2005 Review October 18, 2005 - Filed by Compass Bancshares, Inc. - Pursuant to Rule 425 under the Securities Act of 1933, as amended - Subject Company: TexasBanc Holding Co. - Commission File No. 001-31272 - Dated: October 18, 2005 [The following presentation is Compass Bancshares, Inc.'s, Third Quarter Earnings Conference Call, held on October 18, 2005]

Private Securities Litigation Reform Act of 1995 Forward-Looking Statement Disclosure This conference call and presentation may contain forward-looking statements which are subject to numerous assumptions, risks and uncertainties. Statements pertaining to future periods are subject to uncertainty because of the possibility of changes in underlying factors and assumptions. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: 1) sharp and/or rapid changes in interest rates; 2) significant changes in the economic scenario from the current anticipated scenario which could materially change anticipated credit quality trends and the ability to generate loans and gather deposits; 3) significant delay in or inability to execute strategic initiatives designed to grow revenues and/or control expenses; 4) unanticipated issues during the integration of acquisitions; and 5) significant changes in accounting, tax or regulatory practices or requirements. The company disclaims any obligations to update any such forward-looking statements. 1

Introduction E. Bilek Overview P. Jones Financial Review G. Hegel Outlook P. Jones Q&A Third Quarter Discussion Outline 2

Overview Compass Bancshares, Inc. 3

Solid profitable growth Record earnings of $105.1 million up 12% EPS of $0.83 up 11% EPS ahead of street mean by $0.01 2005 YTD EPS of $2.42 up 12% Balanced revenue growth Total revenue up 13% Net interest income up 10% Noninterest income up 16% Positive operating leverage reduces efficiency ratio 149 bps to 53.80% Financial Highlights 4

Sustained deposit generation Total deposits up 14% Noninterest bearing deposits up 14% Noninterest bearing deposits now represent more than 32% of total deposits Financial Highlights (cont.) 5

Data is for retail banking division only New Personal & Small Business Checking Accounts ('000) 6 1997 1998 1999 2000 2001 2002 2003 2003* 2004 9 mo. '04 9 mo. '05 Small Business Checking Accounts 2.934 27.857 32.458 43.607 64.435 75.315 58.413 56.021 Personal Checking Accounts -12532 28.344 26.661 162.558 212.341 273.651 321.968 67.718 347.814 279.818 293.387

Focused earning asset growth Loans up 13% Managed loans up 10% Earning assets up 8% Investment securities down 4% Credit quality metrics remain stable Nonperforming assets ratio at 31 bps vs 40 bps Net charge-offs of 55 bps vs 44 bps Solid loan growth results in provision expense exceeding NCO's by $5.8 million Financial Highlights (cont.) 7

Enhanced Texas Distribution Network 8 Combined Dallas-Fort Worth-Arlington Franchise Largest independent commercial bank headquartered in Fort Worth #4 combined deposit market share in Metroplex Accelerates expansion in key market through the addition of 24 banking centers Significant opportunities for revenue enhancements - none assumed in financial assumptions Low risk transaction that is slightly GAAP accretive in 2006

Financial Review Compass Bancshares, Inc. 9

Summary Income Statement % Change 3Q05 vs 3Q04 3Q05 2Q05 \ 2Q05* 3Q04 Net Interest Income $249,940 $240,186 $226,531 16% 10% Noninterest Income 170,645 165,938 147,185 11% 16% Total Revenue 420,585 406,124 373,716 14% 13% Investment Securities Gains, Net - 79 25,129 NM -100% Provision for Loan Losses 34,195 27,800 25,617 92% 33% Loss on Prepayment of FHLB Advances - - 25,136 - -100% Noninterest Expense 227,396 222,595 207,365 9% 10% Pretax Income 158,994 155,808 140,727 8% 13% Income Tax Expense 53,943 53,357 47,125 4% 14% Net Income $ 105,051 $ 102,451 $ 93,602 10% 12% Earnings per Share - Diluted $0.83 $0.81 $0.75 10% 11% Average Shares - Diluted 126,877 126,212 125,557 2% 1% In thousands, except per share data * Annualized NM - not meaningful 10

9/30/05 NII EPS Up 100 Basis Points* 1.2% $12 $0.06 Interest Rate Sensitivity Dollars in millions *Change in net interest income over the next 12 months given a gradual and sustained shift in rates and a static balance sheet. Gradual Change in Interest Rates 11 6/30/05 NII EPS Up 100 Basis Points* 0.9% $8 $0.04

Net Interest Income & Margin (TE) 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 Net Interest Income 167539 169513 173782 182888 182386 184427 189246 202400 210378 228883 234.937 229.779 231.799 232.743 228.22 224.269 231.166 229.574 223.739 227.6 227.413 236.617 237.178 241.08 251.152 Net Interest Margin 0.045 0.0437 0.043 0.0431 0.0429 0.0402 0.0392 In millions TE = Taxable equivalent * Annualized linked quarter percentage growth NIM - QTD 3.54% 3.63% 3.66% 3.60% 3.62% Avg loans* 10% 14% 7% 12% 17% Avg earning assets* (1)% 6% 5% 9% 10% 12

NII NIM Second Quarter 2005 $241.1 3.60% Derivative income (1.5) (0.02) Increase in earning assets 5.8 0.00 DDA growth, deposit pricing and other 5.8 0.04 Third Quarter 2005 $251.2 3.62% Net Interest Income & Margin (TE) In millions TE = Taxable equivalent 13

Period-End Balance Sheet Analysis 3Q05 2Q05 $ Change % Change* Loans $20,841.8 $20,050.1 $791.7 16% Managed Loans** 22,142.4 21,453.7 688.8 13% Investment Securities 6,874.3 7,103.7 (229.4) -13% Earning Assets 27,776.6 27,223.8 552.8 8% Total Assets 30,131.3 29,502.9 628.4 9% Noninterest Bearing Demand Deposits 6,085.4 5,859.0 226.4 15% Interest Bearing Transaction Accounts 7,513.8 7,150.1 363.7 20% Total Transaction Accounts 13,599.2 13,009.1 590.1 18% Total Deposits 18,829.2 18,213.4 615.8 14% Shareholders' Equity 2,230.1 2,178.4 51.7 9% In millions * Annualized ** Includes loans that have been securitized 14

Period-End Loans % Change 3Q05 vs 3Q05 2Q05 3Q04 2Q05* 3Q04 Commercial $ 3,809.5$ 3,786.1$ 3,658.4 2% 4% Real Estate Construction - Commercial 2,277.4 2,070.2 1,745.7 40% 30% Real Estate Construction - Residential 1,553.0 1,411.1 1,199.8 40% 29% Real Estate Mortgage - Commercial 3,997.2 4,085.6 4,040.6 -9% -1% Total Commercial 11,637.1 11,352.9 10,644.5 10% 9% Real Estate Mortgage - Residential 1,858.9 1,738.7 1,448.6 28% 28% Home Equity Loans 1,132.0 1,092.7 1,068.6 14% 6% Home Equity Lines 1,570.2 1,513.9 1,323.4 15% 19% Consumer - Credit Cards 505.2 511.9 491.1 -5% 3% Consumer - Indirect 3,694.6 3,427.0 2,984.5 31% 24% Consumer - Direct 443.7 413.1 459.2 30% -3% Total Consumer 9,204.7 8,697.2 7,775.5 23% 18% Total Loans $20,841.8 $20,050.1 $18,420.0 16% 13% AS A PERCENT OF TOTAL Commercial 55.8% 56.6% 57.8% Consumer 44.2% 43.4% 42.2% In millions Totals may not add due to rounding * Annualized 15

Period-End Deposits % Change 3Q05 vs 3Q05 2Q05 3Q04 2Q05* 3Q04 Noninterest Bearing Demand $ 6,085.4$ 5,859.0$ 5,319.3 15% 14% Interest Bearing Transaction Accounts 7,513.8 7,150.1 7,501.1 20% 0% Total Transaction Accounts 13,599.2 13,009.1 12,820.4 18% 6% Certificates of Deposit &Other 5,230.0 5,204.3 3,671.8 2% 42% Total Deposits $18,829.2 $18,213.4 $16,492.1 14% 14% Deposits as a Percent of Loans 90.3% 90.8% 89.5% AS A PERCENT OF TOTAL DEPOSITS Noninterest Bearing Demand 32.3% 32.2% 32.3% Transaction Accounts 72.2% 71.4% 77.7% In millions Totals may not add due to rounding * Annualized 16

Noninterest Income % Change 3Q05 vs 3Q05 2Q05 3Q04 2Q05* 3Q04 Service Charges on Deposit Accounts $78.4 $78.9 $73.4 -2% 7% Card and Merchant Processing Fees 24.5 24.3 19.6 4% 25% Insurance Commissions 13.9 15.6 11.8 -43% 18% Retail Investment Sales 8.7 8.4 8.5 14% 3% Asset Management Fees 7.4 6.6 5.5 45% 35% Corporate & Correspondent Investment Sales 7.0 5.2 4.3 138% 62% Bank Owned Life Insurance 4.4 4.2 4.2 17% 4% Other Income 26.2 22.6 19.9 64% 32% 170.6 165.9 147.2 11% 16% Investment Securities Gains, Net - 0.1 25.1NM -100% Total Noninterest Income $170.6 $166.0 $172.3 11% -1% Noninterest Income to Total Revenue 40.6% 40.9% 43.2% Noninterest Income to Total Revenue** 40.6% 40.9% 39.4% In millions Totals may not add due to rounding NM = Not meaningful * Annualized ** Excluding gains on sales of investment securities 17

Noninterest Expense % Change 3Q05 vs 3Q05 2Q05 3Q04 2Q05* 3Q04 Salaries and Benefits $123.0 $118.8 $111.1 14% 11% Equipment Expense 21.0 20.2 19.3 17% 9% Net Occupancy Expense 17.0 16.8 16.4 5% 4% Professional Services 15.2 15.2 13.4 0% 13% Marketing Expense 10.5 11.5 9.7 -34% 8% Communications Expense 5.4 5.4 5.2 -3% 3% Amortization of Intangibles 1.5 1.6 1.6 -12% -5% Merger and Integration Expense 0.5 0.2 0.2NM 95% Other Expense 33.3 32.9 30.4 4% 10% 227.4 222.6 207.4 9% 10% Loss on Prepayment of FHLB Advances - - 25.1 - -100% Total Noninterest Expense $227.4 $222.6 $232.5 9% -2% Efficiency Ratio 53.80% 54.63% 55.29% Avg. Full-Time Equivalent Employees 8,061 7,869 7,771 Dollars in millions Totals may not add due to rounding * Annualized 18

Asset Quality Review Compass Bancshares, Inc. 19

Asset Quality- NPAs In millions Totals may not add due to rounding 3Q05 2Q05As a % of Portfolio Nonaccrual Loans:* 3Q05 2Q05 Commercial $8.1 $10.1 0.21% 0.27% Real Estate Construction 2.7 1.7 0.07% 0.05% Real Estate - Commercial 15.0 14.7 0.38% 0.36% Real Estate - Residential 15.0 14.5 0.33% 0.33% Consumer 6.1 6.0 0.13% 0.14% Total Nonaccrual Loans 46.9 47.1 0.23% 0.23% Renegotiated Loans 0.7 0.7 Other Real Estate, Net 12.8 15.8 Total Nonperforming Assets $60.4 $63.6 Accruing Loans 90 Days or More Past Due $14.5 $13.7 0.07% 0.07% Other Repossessed Assets $0.7 $0.7 NPL to EOP Loans* 0.23% 0.24% NPA to EOP Loans and ORE* 0.29% 0.32% Allowance to NPL* 546.83% 532.95% Allowance to NPA* 431.05% 400.33% * Amounts/ratios shown exclude $3.3 million (3Q05) and $4.1 million (2Q05) of nonaccrual SBA loans that are government guaranteed. 20

Asset Quality- Net Charge-Offs 3Q05 2Q05NCO's as a % by Portfolio Allowance at Beginning of Period $254.7 $246.63Q05 2Q05 Net Charge-Offs (Recoveries): Commercial 5.0 2.50.52% 0.27% Real Estate Construction 0.1 0.30.01% 0.04% Real Estate - Commercial 0.5 0.50.05% 0.05% Real Estate - Residential 1.6 0.70.15% 0.06% Consumer - Indirect 8.1 4.70.88% 0.56% Consumer - Direct 4.7 1.84.41% 1.77% NCO's, excluding Credit Cards 20.1 10.50.40% 0.22% Consumer - Credit Cards 8.3 9.26.52% 7.33% Total Net Charge-Offs 28.4 19.70.55% 0.40% Provision For Loan Losses 34.2 27.8 Allowance at End of Period $260.5 $254.7 Allowance as a Percentage of Loans 1.25% 1.27% In millions Totals may not add due to rounding 21

Outlook Compass Bancshares, Inc. 22

2005 Expectations 2005 Estimates at 10/14/05 Street EPS Range $3.15 - $3.28 Mean $3.24 Source: First Call 23

Question and Answer Session Compass Bancshares, Inc. 24